Filed by Obsidian Enterprises, Inc.
                                         Pursuant to Rule 425
                                         under the Securities Act of 1933

                                         Subject Company:  Net Perceptions, Inc.
                                         Commission File No. 000-25781

                                         Date:  December 17, 2003



FOR IMMEDIATE RELEASE
DECEMBER 17, 2003

OBSIDIAN ENTERPRISES  COMMENCES OFFER FOR NET PERCEPTIONS

Obsidian Makes Offer Directly to Net Perceptions' Shareholders and Offers Them the Opportunity to Receive Two Shares of Obsidian Common Stock for Each Share of Net Perceptions

INDIANAPOLIS, December 17, 2003 -- Obsidian Enterprises, Inc. (OTCBB: OBSD), a holding company headquartered in Indianapolis announced today that it has formally commenced an offer that will provide shareholders of Net Perceptions, Inc. (Nasdaq: NETP) the opportunity to receive two shares of Obsidian common stock for each share of Net Perceptions common stock. Obsidian filed an S-4 Registration Statement and Tender Offer Schedule with the Securities and Exchange Commission on December 15, 2003 and an amendment to each on December 17, 2003.

The offer is scheduled to expire at 5:00 PM, New York City time, on February 20, 2004, unless the offer is extended. The offer is subject to certain conditions, including that:

     o Net Perceptions take appropriate action to cause their poison pill to not be applicable to the offer;

     o we are satisfied that Section 203 of the Delaware General Corporation Law will not be applicable to the contemplated second-step merger; and

     o stockholders tender at least 51% of the outstanding shares of common stock of Net Perceptions.

The Exchange Agent for the exchange offer is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003. The Information Agent for the exchange offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.


Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through its subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its division, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and steel-framed cargo trailers.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Net Perceptions, Inc. or Obsidian Enterprises, Inc. Obsidian Enterprises has filed with the Securities and Exchange Commission a registration statement and exchange offer documents with respect to the proposed transaction. Investors and security holders are advised to read those documents because they include important information. Investors and security holders may obtain a free copy of any documents filed by Obsidian Enterprises with the SEC at the SEC's website at www.sec.gov. The exchange offer, registration statement and the other documents may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Obsidian Enterprises, Inc. by directing a request by mail to Obsidian Enterprises, Inc. 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46024, Attn: Rick D. Snow.


This press release contains "forward-looking statements." These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian Enterprises cannot provide assurances that the exchange offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian Enterprises's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.


For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tsdurham@msn.com
317-237-4055